5 February 2007

CORUS GROUP plc

SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received a revised notification on 2 February 2007 from Tata Steel UK Limited that on 31 January 2007, Tata Steel UK Limited had an interest in 199,953,827 ordinary shares of Corus Group plc representing 21.1% of the issued share capital of Corus Group plc.

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